UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Result of the 2025 Annual General Meeting of Shareholders

On September 2, 2025, Universe Pharmaceuticals INC (the “Company”) re-convened its annual general meeting of shareholders, originally convened on August 26, 2025 (the “2025 Annual General Meeting”) at 10:00 a.m., Beijing Time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

At the 2025 Annual General Meeting, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. A total of 2.55% of the 563,338 votes exercisable as of July 18, 2025, the record date, were present in person or by proxy at the 2025 Annual General Meeting, representing less than one-third (1/3) of the shares carrying the right to vote at the 2025 Annual General Meeting. However, since the 2025 Annual General Meeting was adjourned from August 26, 2025 at 10:00 a.m. Beijing Time due to a lack of quorum, and shareholders representing less than one-third (1/3) of the shares carrying the right to vote were present in person or by proxy at the 2025 Annual General Meeting within fifteen minutes of the time appointed for the 2025 Annual General Meeting, the shareholders present or by proxy shall constitute a quorum in accordance with article 11.2 of the Amended and Restated Articles of Association of the Company currently in effect. A quorum for the transaction of business was therefore present at the 2025 Annual General Meeting.

The results of the votes were as follows:

1.	“It is resolved as an ordinary resolution that Gang Lai be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	11,391	698	2,263
Percentage of Voted Shares:	94.23%	5.77%

2.	“It is resolved as an ordinary resolution that Lin Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	11,389	699	2,263
Percentage of Voted Shares:	94.22%	5.78%

3.	“It is resolved as an ordinary resolution that Jiawen Pang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	10,835	1,255	2,262
Percentage of Voted Shares:	89.62%	10.38%

4.	“It is resolved as an ordinary resolution that Ding Zheng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	10,865	1,219	2,268
Percentage of Voted Shares:	89.91%	10.09%

5.	“It is resolved as an ordinary resolution that Yongping Yu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	10,833	1,251	2,268
Percentage of Voted Shares:	89.65%	10.35%

6.	“It is resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grant Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorised but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorised share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorised share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorised and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganisation”),

f)	any one or more of the directors of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganisation and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganisation and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.” (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	10,720	3,557	74
Percentage of Voted Shares:	75.09%	24.91%

7.	“It is resolved, as a special resolution, that subject to and immediately following the Capital Reorganisation being effected, the Company adopt the amended and restated memorandum and articles of association in the form annexed to the proxy statement (the “A&R M&A”) in substitution for, and to the entire exclusion of, the Existing Memorandum and the Existing Articles, to, amongst other matters, reflect the Capital Reorganisation and the creation of, and rights attaching to, the New Share Classes.” (“Proposal Seven”)

Resolution	For	Against	Abstain
Proposal Seven	10,549	3,566	236
Percentage of Voted Shares:	74.74%	25.26%

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.” (“Proposal Eight”)

Resolution	For	Against	Abstain
Proposal Eight	11,140	3,180	32
Percentage of Voted Shares:	77.79%	22.21%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: September 3, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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